SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

April,2004 - Quarterly Report February 28, 2004

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F  X        Form 40-F  _______

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes   X            No  ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: May 27, 2004

by:  ______________________________________

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2004/02/29
Date of Report:	2004/04/29

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2004/04/29

"Geoffrey Caine"	Geoffrey Caine	2004/04/29

CRYSTAL GRAPHITE

CORPORATION

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

29 FEBRUARY 2004

Unaudited - See Notice to Reader

TONELLI & ASSOCIATES

Chartered Accountants

NOTICE TO READER

We have compiled the interim balance sheet of Crystal Graphite Corporation as at 29 February 2004 and the interim statements of shareholders' equity, operations and cash flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Tonelli & Associates"

Langley, B.C.	TONELLI & ASSOCIATES
28 April 2004	CHARTERED ACCOUNTANTS

Crystal Graphite Corporation		Statement 1

(An Exploration Stage Company)
Interim Balance Sheet
Canadian Funds
Unaudited - See Notice to Reader

	29 February	31 August
ASSETS	2004	2003

Current
Cash and term deposits	$29,153	$16,091
GST recoverable	43,747	19,257
Accounts receivable and advances	27,328	-
Interest reserve (Note 13)	86,884	-
Prepaid expenses and deposits	29,409	19,126

	216,521	54,474
Investments (Note 4)	3,263	3,263
Mineral Property Costs - Schedule (Note 5)	7,331,240	7,008,834
Capital Assets (Note 6)	1,258,681	1,243,556
Reclamation Bonds (Note 5b)	390,000	390,000

	$9,199,705	$8,700,127

LIABILITIES

Current
Cheques issued in excess of funds on deposit	$30,841	$34,974
Payroll remittance payable	86,355	90,413
Accounts payable and accrued liabilities	220,520	479,409
Loan payable	1,000,000	-

	1,337,716	604,796

Convertible Debentures (Note 7)	-	68,333

Continued Operations (Note 1)
Commitments (Note 10)

SHAREHOLDERS' EQUITY

Share Capital - Statement 2 (Note 8)	19,126,487	18,415,632
Contributed Surplus - Statement 2 (Note 8)	253,309	245,900
Deficit - Statement 2	(11,517,807)	(10,634,534)

	7,861,989	8,026,998

	$9,199,705	$8,700,127

ON BEHALF OF THE BOARD:

"Gordon Sales" , Director

"Geoffrey Caine" , Director

- See Accompanying Notes -

Crystal Graphite Corporation					Statement 2

(An Exploration Stage Company)
Interim Statement of Shareholders' Equity
Canadian Funds
Unaudited - See Notice to Reader

	Common Shares		Contributed	Accumulated

	Shares	Amount	Surplus	Deficit	Total

Balance - 31 August 2002	24,344,718	$ 18,415,632	$ 245,900	$ (10,634,534) $	8,026,998

Issuance of shares for:
Commitment fee	500,000	135,500	-	-	135,500

Conversion of debentures	236,776	64,166	-	-	64,166
Settlement of debt	75,000	20,325	-	-	20,325
Private placements	780,045	211,392	-	-	211,392
Loan arrangements	85,000	16,260	-	-	16,260
Exercise of options	1,025,000	284,721	-	-	284,721

Shares returned to treasury	(57,144)	(21,509)	-	-	(21,509)

Stock compensation equity	-	-	7,409	-	7,409
Loss for the period -
Statement 3	-	-	-	(883,273)	(883,273)

Balance - 29 February 2004	2,644,677	$ 19,126,487	$ 253,309	$ (11,517,807) $	7,861,989

- See Accompanying Notes -

Crystal Graphite Corporation				Statement 3

(An Exploration Stage Company)
Interim Statement of Operations
Canadian Funds
Unaudited - See Notice to Reader

	For the Three Months Ended		For the Six Months Ended
	29 February		29 February

	2004	2003	2004	2003

Expenses
Advertising and promotion	$385	$325	$3,295	$2,290
Amortization	1,956	1,501	3,912	3,117
Automobile	3,553	-	6,172	1,440
Consulting	-	7,558	638	7,917
General and administrative	22,429	15,166	41,231	32,536
Legal and accounting	30,154	47,743	58,644	52,333
Listing and filing	10,628	776	11,160	898
Marketing	44,411	40,913	112,529	68,362
Occupancy costs	22,749	18,040	37,217	36,469
Shareholders' information and investor
relations	46,243	16,061	76,891	38,244
Transfer agent	17,626	2,247	28,908	3,494
Travel	15,939	18,699	34,404	36,335
Wages, benefits and subcontractors	92,659	78,233	206,768	170,712

Loss Before the Following	(308,732)	(247,262)	(621,769)	(454,147)

Other Income (Expenses)
Financing fees	-	-	(161,760)	-
Interest and bank charges, net	(14,263)	3,900	(11,532)	4,172
Interest on convertible debentures	-	(9,667)	(17,633)	(9,667)
Interest on loan payable	(37,330)	-	(64,453)	-
Loss on foreign exchange	(4,316)	-	(6,126)	-
Other	-	2,258	-	2,258

Loss for the Period	$(364,641)	$(250,771)	$(883,273)	$(457,384)

Loss per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.03)	$(0.02)

- See Accompanying Notes -

Crystal Graphite Corporation				Statement 4

(An Exploration Stage Company)
Interim Statement of Cash Flows
Canadian Funds
Unaudited - See Notice to Reader

For the Three Months Ended			For the Six Months Ended
	29 February		29 February

Cash Resources Provided By (Used In)	2004	2003	2004	2003

Operating Activities
Loss for the period	$(364,641)	$(250,771)	$(883,273)	$(457,384)
Item not affecting cash
Accrued interest on debenture, net	-	-	10,991	-
Amortization	1,956	1,501	3,912	3,117
Financing fees paid in shares	-	-	151,760	-
Stock compensation expense	-	-	7,409	-
Changes in non-cash working capital	138,321	279,271	(391,607)	505,535

	(224,364)	30,001	(1,100,808)	51,268

Investing Activities
Mineral property costs	(150,567)	(145,669)	(322,406)	(375,487)
Item not affecting cash
Amortization	38,933	48,047	75,366	100,516

	(111,634)	(97,622)	(247,040)	(274,971)
Purchase of capital assets	(54,807)	(1,820)	(94,403)	(4,953)

	(166,441)	(99,442)	(341,443)	(279,924)

Financing Activities
Proceeds from loan payable	-	-	1,000,000	-
Proceeds from convertible debentures	-	78,333	-	78,333
Convertible debentures repaid	-	-	(36,667)	-
Share capital issued for cash	284,721	-	496,113	-

	284,721	78,333	1,459,446	78,333

Net Increase (Decrease) Cash	(106,084)	8,892	17,195	(150,323)

Cash position - Beginning of period	104,396	11,967	(18,883)	171,182

Cash Position - End of period	$(1,688)	$20,859	$(1,688)	$20,859

Cash Consists of:
Cash and term deposits	$29,153	$20,859	$29,153	$20,859
Cheques issued in excess of funds on
deposit	(30,841)	-	(30,841)	-

	$(1,688)	$20,859	$(1,688)	$20,859

Supplemental Schedule of Non-Cash Consideration
Shares issued for convertible debentures	$-	$-	$42,657	$-
Shares issued for settlement of debt	$-	$-	$20,325	$-
Shares issued for financing fees	$-	$-	$151,760	$-
Stock compensation	$-	$-	$7,409	$-

- See Accompanying Notes -

Crystal Graphite Corporation				Schedule

(An Exploration Stage Company)
Interim Schedule of Mineral Property Costs
Canadian Funds
Unaudited - See Notice to Reader

	For the Three Months Ended		For the Six Months Ended
	29 February		29 February

	2004	2003	2004	2003

Direct - Mineral
Black Crystal Property, Nelson, B.C.
Deferred exploration costs
Amortization	$38,933	$48,047	$75,366	$100,516
B.C. Mineral Exploration Tax Credit	-	(7,003)	-	(7,003)
Bulk sampling recovery	-	(4,082)	-	(10,532)
Crushing, screening and grinding	-	20,003	1,357	26,694
Environmental engineering	1,449	1,790	3,244	1,963
Field and general	26,920	40,507	75,167	70,310
Freight	1,064	204	2,315	1,907
Geology and geological engineering	-	-	-	460
Health and safety	314	257	562	896
Laboratory and assay	-	4,768	-	4,768
Mine administration	636	285	1,008	1,908
Repairs and maintenance	19,212	22,742	54,445	62,281
Telecommunications	1,491	1,183	5,574	2,892
Transportation and hauling	5,812	-	5,812	43,904
Travel, meals and accommodation	5,632	5,633	13,788	13,650
Wages, benefits and subcontractors	49,104	11,335	83,768	60,873

Costs for the Period	150,567	145,669	322,406	375,487

Balance - Beginning of period	7,180,673	6,488,669	7,008,834	6,258,851

Balance - End of Period	$7,331,240	$6,634,338	$7,331,240	$6,634,338

- See Accompanying Notes -

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Financial Statements

29 February 2004

Canadian Funds Unaudited - See Notice to Reader

1.     Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, has a working capital deficiency of $1,121,195 and a deficit of $11,517,807.

The company is planning to meet its current obligations by raising funds via private placements, and/ or securing debt financing (See Note 12). The company's continued existence is dependent upon its ability to obtain additional financing and continued support of its debtors and/or achieve profitable operations.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.        Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at 31 August 2003.

3.        Fair Value of Financial Instruments

The company's financial instruments consist of cash and term deposits, GST recoverable, accounts receivable and advances, interest reserve, payroll remittance payable, accounts payable and loan payable. Currency fluctuations may affect the cash flow that the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars, while the company's costs are incurred in Canadian and U.S. currencies. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Financial Statements

29 February 2004

Canadian Funds Unaudited - See Notice to Reader

4.        Investment

Details are as follows:

	29 February	31 August
	2004	2003

137,500 (2002 - 137,500) common shares of USCO (i)	$3,262	$3,262
100,000 (2002 - 100,000) common shares of ALCO (ii)	1	1

	$3,263	$3,263

i) By letter agreement dated 4 April 2002, the company accepted 137,500 shares for debt totalling $88,285 due from an unrelated U.S. public company ("USCO"). The shares have been written down to fair market value.

ii) During the 2001 fiscal year, the company purchased 100,000 common shares of a private Alberta company ("ALCO") for $400,000, representing a 6.53% interest in ALCO. ALCO, which is involved in the oil and gas sector and is negotiating an interest in certain properties located in the Yukon Territory, has an agreement with a First Nations group. Although certain lands for the project have been identified with the First Nations group, the total exact lands which would be claimed by the First Nations group is uncertain. In addition, the company may renegotiate its working interest into a royalty interest. Consequently, final details are subject to negotiations with the First Nations group and the Federal government.

During the fiscal year ended 31 August 2002, management wrote down this investment to a nominal value for accounting purposes due to the uncertainty of further land claim settlements and the company's ultimate realization of future returns on the investment.

5.        Mineral Property Costs

a) Details are as follows:

	29 February	31 August
	2004	2003

Black Crystal Property, Nelson, B.C.
Acquisition costs	$618,927	$618,927
Exploration costs	6,712,313	6,389,907

	$7,331,240	$7,008,834

b) The company has a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

The property is subject to a 20% gross profit royalty for a period of 10 years ending 25 August 2010 to a maximum of $1,700,000. The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Financial Statements

29 February 2004

Canadian Funds Unaudited - See Notice to Reader

5.        Mineral Property Costs - Continued

As of 25 June 2002, the British Columbia Ministry of Energy and Mines granted the company two mining leases on this property. These leases were issued for a term of 30 years and expire on
29 May 2032, with an option to renew at 30-year intervals.

On 4 July 2002, the company received a Mining Permit from the British Columbia Ministry of Energy and Mines. The implementation of this Mining Permit allows the company to process flake graphite products at its Koch Creek plant to a maximum feed rate of 250,000 tonnes per year.

6.        Capital Assets

Capital assets are recorded at cost. Details are as follows:

			29 February	31 August
			2004	2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Beneficiation Plant	$1,410,352	$683,885	$726,467	$726,467
Machinery and equipment	1,052,572	708,842	343,730	326,157
Buildings	197,674	120,981	76,693	80,815
Technical instruments	157,292	93,414	63,878	68,289
Office furniture	30,964	14,088	16,876	17,196
Computer hardware	42,943	23,860	19,083	13,913
Vehicles	62,457	53,526	8,931	10,507
Computer software	14,897	11,874	3,023	212

	$2,969,151	$1,710,470	$1,258,681	$1,243,556

7.        Convertible Debentures

a) In December 2002, the company completed a convertible debenture private placement of 350,000 debenture units at a price of $0.50 per unit for total proceeds of $175,000. The debenture bore interest after 1 April 2003 at a rate of 1% per month.

Of this private placement, 100,000 units were subscribed for by related parties.

During the period, the company issued 35,000 bonus shares to certain debenture holders for loan arrangements with the company at a price of $0.271 per share. 10,000 shares were issued to an officer and a relative of a director.

During the period, the company paid out $16,667 plus interest to certain debenture holders and issued 236,776 units to the remaining holders. One unit was issued for each $0.271 of outstanding debenture. Each unit consists of one share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Financial Statements

29 February 2004

Canadian Funds Unaudited - See Notice to Reader

7.        Convertible Debentures - Continued

b) In March 2003, the com pany completed a private placement of convertible debentures for total proceeds of $415,000. The debentures bore interest at 8% per annum.

During August 2003, the company repaid $68,500 plus accrued interest of this debenture in cash. The balance of $346,500 plus imputed interest of $26,100 was converted into 990,004 common shares.

Financing fees in the amount of $62,250 were paid to unrelated parties in connection with this convertible debenture private placement during the prior fiscal year.

During the period, 57,144 common shares were returned to the company in exchange for the original principal amount of $20,000 plus accrued interest.

8.        Share Capital

a) Private Placement

During the period, the company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

b) Shares for debt

During the period, the company issued 75,000 units in settlement of certain trade payables in the amount of $20,325. Each unit consists of one common share and one share purchas e warrant. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

c) Bonus shares

During the period, the company issued 50,000 bonus shares to a third party for arranging loans for the company at a price of US$0.10.

d) Share Purchase Options and Warrants

As at 29 February 2004, the following share purchase options were outstanding:

Options

Shares	Exercise Price		Expiry Date

25,000		$0.68	18 March 2006
25,000		$0.81	23 May 2006
50,000		$1.08	13 August 2006
570,000		$0.68	29 October 2006
545,000		$0.68	29 October 2006
205,000	US	$0.20	18 September 2004
1,700,000	US	$0.20	18 September 2008

3,120,000

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Financial Statements

29 February 2004

Canadian Funds Unaudited - See Notice to Reader

8.        Share Capital - Continued

As at 29 February 2004, the following share purchase warrants were outstanding:

e) Stock - Based Compensation

During the period, the company granted 2,880,000 share-purchase stock options to directors, officers, employees and a consultant. Of the options granted, 2,575,000 options were granted to directors, officers and employees and are exercisable at a price of US$0.20 per share for a 5 year period expiring 18 September 2008. The remaining 305,000 options were granted to a consultant and are exercisable at a price of US$0.20 per share for a 1 year period expiring 18 September 2004.

The fair value of each option grant is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate                                                                                 2.95%

Expected dividend yield                                                                                Nil

Expected stock price volatility                                                                    72%

Expected life of options                                                                           1 year

For non-employees, the current period stock option grant results in a compensation expense of $7,409 which has been recorded in marketing fees for the year ended 29 February 2004. The offsetting entry is to contributed surplus.

The estimated fair value of the 2,575,000 stock options granted to directors and employees was $269,816 on the grant date. The pro-forma impact on net loss and loss per share is as follows:

Net Loss
As Reported	$883,273
Pro forma	$1,153,089

Loss Per Share
As Reported	$0.03
Pro forma	$0.04

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option -Pricing model with the following weighted average assumptions:

Risk-free interest rate                                                                                3.67%

Expected dividend yield                                                                                Nil

Expected stock price volatility                                                                    72%

Expected life of options                                                                           5 year

The weighted average grant -date fair value of options granted was $0.10 per option.

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Financial Statements

29 February 2004

Canadian Funds Unaudited - See Notice to Reader

8.        Share Capital - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

9.        Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)    During the period, fees for marketing services in the amount of $25,791 (2003 - $61,059) were paid to a company controlled by a director of the company.

b)    During the period, management wages of $114,960 (2003 - $142,460) were paid or accrued to a director, two officers of the company and a company controlled by a director.

c)    During the period, wages of $60,000 (2003 - $nil) were paid or accrued to an officer of the company for corporate development.

d)    During the period, interest of $ 5,000 (2003 $nil) was paid or accrued to an officer, and a relative of a director.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.        Commitments

The company has a lease for premises expiring 13 November 2004.

Minimum basic rent is as follows:

Amount

2004	21,774
2005	10,887

$32,661

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

The company has lease agreements for office equipment and a vehicle with terms ranging up to 40 months. Minimum basic charges are as follows:

Amount

2004	$38,600
2005	41,300
2006	7,500
2007	5,300

$92,700

Crystal Graphite Corporation

(An Exploration Stage Company)

Notes to Interim Financial Statements

29 February 2004

Canadian Funds Unaudited - See Notice to Reader

11.        Loan Payable

By a loan agreement dated 25 September 2003, the company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, of which $150,000 has been set up as an interest reserve to service the monthly interest instalments. The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 26 September 2004. The company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the company to the lender as a non-refundable commitment and funding fee. The debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the company.

The company may elect to extend the term of the loan for a further twelve months if the loan is in good standing.

12.        Subsequent Event

On April 28, 2004 the Company finalized and closed the acquisition of Canada Pumice Corporation ("CPC"), initially announced as under negotiation by release of March 8, 2004. CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued shares of CPC from Mr. Brian Wear in exchange for 15,345,000 shares of the Company. Upon completion of the issuance of shares CGC will have a total of 42,559,395 shares Issued and Outstanding. Brian Wear has been appointed to the Board of Directors and has been appointed Senior Vice President and Chief Operating Officer of the Company. Brian Wear has entered into a five-year management and option agreement with the Company to act as COO of the Company. Gordon Sales remains President and Chairman of the Company. Gordon Sales has been appointed to the boards of CPC and its operating subsidiaries. Brian Wear remains the President of Canada Pumice Corporation and its two subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation. The committed debt financing of $4,000,000, arranged by a member of the Company's board, for operating requirements and capital expansion is anticipated to close within the next ten business days.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2004/02/29
Date of Report:	2004/04/29

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2004/04/29

"Geoffrey Caine"	Geoffrey Caine	2004/04/29

SCHEDULE B

1.   ANALYSIS OF EXPENSES AND DEFERRED COSTS

                    See interim financial statements for details.

2.   RELATED PARTY TRANSACTIONS

                    See interim financial statements for details.

3.   SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

       a) Securities issued:

                    See interim financial statements for details.

      b) Options granted:

                  See interim financial statements for details.

4.      SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

       a) Authorized share capital:

                   Number                         Class of Shares
                    250,000,000                     common

            b) Shares issued and outstanding:

                   Number                        Amount

                 26,989,395            $ 19,126,487

            c) Options, warrants and convertible securities outstanding:

                    See interim financial statements for details.

            d) Shares subject to escrow or pooling agreements.

                    None

5. NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Gordon Sales	- President, CEO and Director	Richard Ivy	- Director
Geoffrey Caine	- Director	Alexander Cox	- Director
Edward Nunn	- Vice President Operations	Bernie Zacharias	- Chief Financial Officer
John Geisler	- Vice President Corporate	Lana Turner	- Corporate Secretary
Development

MANAGEMENT DISCUSSION AND ANALYSIS

Crystal Graphite Corporation

Six Months Ended February 29, 2004

Description of Business

Crystal Graphite Corporation (the "Company") is an industrial mineral exploration and development company based in Vancouver, British Columbia, Canada. The Company is focusing on the exploration, production and sale of Flake Graphite and owns the Black Crystal Graphite property located 45 minutes from Nelson, British Columbia in the West Kootenays. The Company's processing plant produces high purity graphite primarily for the fuel cell bi-polar plate market.

The Company is listed on the NASD OTC Bullet in Board in the United States, symbol CYTGF, and on the CNQ in Canada, symbol CYTG. The Company is a reporting issuer in British Columbia and Alberta.

Black Crystal Graphite Project

The Black Crystal Graphite Project consists of a quarry operation and a beneficiation plant. The beneficiation plant has the potential to process up to 75,000 tonnes of graphite-bearing feed material for a year-round continuous operation. The quarry is a seasonal operation that can operate from June to November stockpiling excavated graphitic material for plant feed. The Company received a Mining Permit for the Black Crystal Project from the provincial government on July 4, 2002. Through staged production based on market demand, the plant is planned for a long-term capacity of 250,000 tonnes per year of plant feed.

The Company has commenced production of high purity flake graphite of 98.5% fixed carbon. Shipments are being processed on a continuous basis to fuel cell bi-polar plate manufacturers. The Company is very active in introducing its high purity product to a number of users with a high rate of success.

Results of Operations

Please refer to the Company's Statement of Loss included in the interim financial statements for the six months ended February 29, 2004 for a complete breakdown of the Company's activities during the past quarter. Following is a summary of the highlights during the six month period.

The Company incurred a loss of $883,273 for the six months ended February 29, 2004 compared with a loss of $457,384 for the comparative period ended February 28, 2003, which represents an increase of $425,889 over the prior period. The loss for the period consists of an operating loss of $621,769 and other items such as financing fees relating to the convertible debentures and loan payable of $161,760, interest on debentures of $17,633 (which includes $12,500 of accrued interest recorded on the conversion into 236,776 shares and a reversal of $1,509 of accrued interest on the return of shares exchanged for cash), interest on loan payable of $64,453, net interest and bank charges of $11,532 and a loss on foreign exchange of $6,126. The operating loss is made up of wages, benefits and payments to contractors of $206,768, marketing costs of $112,529 (which includes stock-based compensation expense in the amount of $7,409 booked for stock options granted to consultants), shareholder information and investor relations of $76,891, travel of $34,404, general and administrative of $41,231, occupancy costs of $37,217, legal fees, audit and accounting fees of $58,644, transfer agent fees of $28,908 and various other smaller expenses all under $12,000 each.

The increase in the loss of $425,889 over the prior year six month period is mainly attributable to an increase in operating costs of $167,622 and a net increase in expenses of other items in the amount of $258,267. The key operating expense items that increased over the prior year quarter were an increase in marketing of $44,167 plus the stock compensation expense of $7,409, increase in legal fees, audit and accounting fees of $6,311, increase in wages, benefits and subcontractors of $36,056, increase in transfer agent fees of $25,414, increase of shareholder information and investor relations of $38,647, increase in general and administrative of $8,695, increase in listing and filing fees of $10,262. The increase of these key items was offset by decreases over the prior year quarter in consulting fees of $7,279. Product marketing is currently the main focus of the company as management is searching for potential purchasers of graphite and therefore reflects a large increase in cost. Listing and filing fees were up significantly due to the company applying for and being listed on the Canadian Trading and Quotation System Inc ("CNQ"). Legal fees were higher due to the various financing that occurred in the period as well as applying for the listing on the CNQ. Wages have increased due to the adding of one new full time staff person. Transfer agent, shareholder information and investor relations all increased due to the issuance of shares and the process of acquiring financing. The financing fees relate directly to the loan payable and convertible debenture funds received during the period.

Results of Deferred Exploration Expenditures

Please refer to the Company's Schedule of Mineral Property Costs included in the interim financial statements for the six months ended February 29, 2004 for a complete breakdown of the Company's mineral exploration activities during the past quarter. Following is a summary of the highlights during the six month period.

The Company incurred expenditures on its Black Crystal Graphite Project of $322,406 for the six months ended February 29, 2004 compared with $375,487 for the comparative period ended February 28, 2003, which represents a decrease of $53,081 over the prior year quarter. The deferred exploration costs consisted of amortization expense of $75,366, wages, benefits and subcontractors of $83,768, field and general of $75,167, repairs and maintenance of $54,445, travel, meals and accommodation of $13,788 and various other smaller expenditures all under $10,000 each.

The decrease in expenditures of $53,081 over the prior period is mainly attributable to the fact that the Company has changed its focus over last year and due to the shortage of funding. The current period activities consisted of testing and experimental work on the beneficiation plant and equipment as well as testing of the laboratory and graphite quality processes.

Liquidity and Capital Resources

During the period, the cash position increased by $17,195 resulting in a negative cash balance of $1,688 at February 29, 2004 compared with a negative balance of $18,883 at August 31, 2003.

The Company used $1,100,808 for operating activities during the period compared with an inflow of $51,268 in the prior year quarter. The major increase is due to the higher level of expenses incurred in the period combined with the payment of large accounts payable balances.

The Company used $341,443 for investing activities during the period compared with $279,924 in the prior year quarter. After adjusting for amortization expense, the Company incurred $247,040 on mineral property costs compared with $274,971 in the prior year quarter. As mentioned in the Results of Deferred Exploration Expenditures section, the Company focused on testing and refinement of the plant processes in the current period whereas the prior year was spent making major modifications to the plant, bulk sampling and preparing technical reports. The Company spent $94,403 on capital asset purchases during the period compared with $4,953 in the prior year quarter.

The cash resources provided by financing activities during the period were $1,459,446 compared with $78,333 in the prior year quarter.

By a loan agreement dated 25 September 2003, the company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, of which $150,000 has been set up as an interest reserve to service the monthly interest instalments and is included in current assets. The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 26 September 2004. The company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the company to the lender as a non-refundable commitment and funding fee recorded at $135,500 and included in financing fees. The debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the company.

The company may elect to extend the term of the loan for a further twelve months if the loan is in good standing.

During the period, the company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

During the period, the company paid out $16,667 plus interest to certain debenture holders and issued 236,776 units to the remaining holders. One unit was issued for each $0.271 of outstanding debenture. Each unit consists of one share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two -year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

During the period, 57,144 common shares originally issued to certain debenture holders were returned to the company in exchange for the original principal amount of $20,000 plus accrued interest.

At February 29, 2004, the Company had a working capital deficiency of $1,121,195. In the short term, the Company will rely on external debenture financing and private placement equity financing to fund its cash requirements.

Capital Outlook

To reduce capital risk, CGC has implemented a phase development approach for eventual expansion to 250,000 tonnes of plant feed per year.

The Company is planning an equity financing for approximately US$2 million to assure sufficient capital for the planned expansion and to operat e through the market development period and beyond the break-even point, which is estimated at 12 months from start of Phase II expansion. The planned expansion includes a major addition to the beneficiation plant for increased capacity for acid leaching, drying, screening and additional product storage purposes which is budgeted for CDN$778,000.

The Company is aggressively pursuing financing. Operation has been minimized until adequate financing is obtained.

Related Party Transactions

During the peri od, fees for marketing services in the amount of $25,791 (2003 - $61,059) were paid to a company controlled by a director of the company.

During the period, management wages of $114,960 (2003 - $142,460) were paid or accrued to a director, two officers of the company and a company controlled by a director.

During the period, wages of $60,000 (2003 - $nil) were paid or accrued to an officer of the company for corporate development.

During the period, interest of $ 5,000 (2002 $NIL) was paid or accrued to an officer, and a relative of a director.

On-going Operations

During the Second Quarter, the Crystal Graphite was active in Phase One Capital Expansion of its Koch Creek Flake Graphite Processing Plant, quarrying and transporting graphitic material, research and development, and evaluating other industrial mineral deposits.

The $100,000 Phase One Capital Expansion was successfully completed at the end of January 2004. This expansion included substantial improvement to the settlement and water re-cycle system, which reduces fine quartz contamination into the medium to fine size graphite products. The hydrochloric acid leach system had its capacity doubled along with a more efficient loading and discharge system. The graphite drying system proved successful with the addition of a squeeze roller on the vacuum belt, an experimental rotary pre-dryer and a modification to the CGC designed vertical hearth dryer. A multi-deck screen was purchased and installed in a screening and bagging room built with the existing plant. The Phase One results are as planned with fuel cell type grade being between -50 mesh and +150 mesh at 98.5% graphitic carbon, and bone dry producing at a rate of 0.75 tonnes per 10 hour shift. The Phase Two Capital Expansion, which involves approximately $0.75 million dollars, is planned to occur when the fuel cell type grade market requires the appropriate tonnages. This expansion has been designed but still requires detailed engineering.

To increase processing plant feed material, during the First Quarter, an additional 1300 tonnes of graphitic sands was excavated at the Hoder Creek Black Crystal Deposit and transported to the CGC stockpile area adjacent to the processing plant. There are approximately 10,000 tonnes of material in inventory at the end of the Second Quarter. The graphite deposit adjacent to the plant was also stripped of overburden; CGC has a permit to extract 10,000 tonnes from this exposure. CGC also has 75 tonnes of product bagged or in super-sacs waiting for final processing.

Research and Development continued at the CGC laboratory and processing plant with emphasis on recycling waste heat from the dryers for increasing hydrochloric acid leach time from eight to two hours. CGC presenting is trying to determine how to increase graphitic carbon content of the fines from 96 to 98%.

Evaluation of Chinese graphite from Yi Cheng and DaTong was completed with Yi Cheng not being satisfactory for high technology use. Datong graphite, from a one tonne sample, was processed in the plant with success. The graphite, which was 93.8%, was upgraded easily to 97.5% and appeared to be undamaged once processed. Five DaTong personnel were on site during the testing to witness that CGC had the technology to process the graphite from their deposit. This resulted in further discussions of CGC developing business arrangements of operating the DaTong Graphite Mine.

CGC's Black Crystal Operations won a Certificate of Achievement Safety Award from the Provincial

Government for not having any accidents for over 15,000 man-hours. This award was presented by Pat Bell, Ministry of State for Mining.

Marketing

CGC has been working with TDM (Mr. Chuck Tanzola), an expert in the field of bi-polar plate design and production since early 2001, which has enabled CGC to work with several companies in the fuel cell and automobile battery industry.

With Mr. Tanzola's assistance we have continued our effort to assist a UK based customer overcome a design problem with their stacks for the small mobile industry based on the redox battery system was undertaken by CGC and TDM. New plates designed by TDM, utilizing CGC graphite were produced during the current quarter and were installed in a new test stack. Evaluation during January and February of 2004 by the customer proved successful. The importance of this work is that the UK based company will be directly tied to the utilization of the CGC graphite, compounds and design work handled by TDM. During February of 2004 the UK based company finalized a licensing agreement with a Canadian based company for joint development and manufacturing aimed at back up stations for the cell-phone base stations and has placed a forwarding order for additional plates utilizing CGC graphite.

Work has continued with a mid-western based company that produces fuel cell components for the automotive industry as well as static residential and industrial uses. This company continues to test the compounds that are made with the CGC graphite and these tests have proven favourable, CGC has received a small order from this company and expects to see resulting orders for CGC's graphite. The additional orders were expected materialize during the first half of 2004 and have most likely slid about four to six months due to the ongoing testing program.

TDM and CGC have provided compounds for trialing at another successful plate manufacturer during January and those trials have also reported to be successful. CGC expects to gain an agreement to supply the blended compounds for their requirements during the next four to six months.

Because of the sensitivity and confidentiality of the industry and companies we are currently working with it is necessary to continue to discuss them without revealing their names.

As stated in our last report CGC began working with an outside contractor to work on other grades of graphite, specifically for the friction and battery business. The approval process is a long one, but once approved we hope to see additional opportunities with reasonable quantities and returns for CGC. CGC also reported that a large worldwide supplier of graphite was looking into purchasing several grades of graphite currently in the CGC inventory. Because the customer wanted to pay extremely low prices for the inventories that could other wise be held aside for the higher end markets, it was decided not to sell the CGC product into the lower end of the market segment.

The Company had received a Letter of Intent from Advanced Material Composites, LLC ("AMC") of Winchester, Kentucky for the purposes of establishing an alliance in which CGC would supply Advanced Mineral Composites with high purity flake graphite material for use in the fuel cell industry. A study will be made to look into blending the composites at the CGC site in the future.

CGC has signed a Letter of Intent with the Bao Zi Wan locale government of Shanxi Province in the Peoples' Republic of China to initiate activities that could lead to the eventual operation of the DaTong DeSheng Graphite plant and de posit by Crystal Graphite Corporation.

The Company is working to development agreements to produce and market fuel cell grade graphite from sources in addition to CGC's Black Crystal resource to increase the potential production capabilities of the Company. The DaTong deposit is the only graphite source the Company has found to date that may have similar characteristics to Crystal Graphite's Black Crystal deposits.

Crystal Graphite Corporation, after completing its due diligence, is expected to finalize business arrangements in the near future either by a long-term lease/performance arrangement or by the formation of a new Company with Crystal Graphite Corporation and other shareholders being the owners. A Joint Venture is not planned.

The development of the project will be based on fuel cell grade flake graphite demand that is expected to increase within the next few years. CGC initially will test and study DaTong DeSheng graphite to design an optimal processing system. The DaTong plant is planned to be similar to Crystal Graphite Corporation's so that systems can be duplicated, resulting in more efficient management.

Subsequent Events

On April 28, 2004 the Company finalized and closed the acquisition of Canada Pumice Corporation ("CPC"), initially announced as under negotiation by release of March 8, 2004. CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued shares of CPC from Mr. Brian Wear in exchange for 15,345,000 shares of the Company. Upon completion of the issuance of shares CGC will have a total of 42,559,395 shares Issued and Outstanding. Brian Wear has been appointed to the Board of Directors and has been appointed Senior Vice President and Chief Operating Officer of the Company. Brian Wear has entered into a five-year management and option agreement with the Company to act as COO of the Company. Gordon Sales remains President and Chairman of the Company. Gordon Sales has been appointed to the boards of CPC and its operating subsidiaries. Brian Wear remains the President of Canada Pumice Corporation and its two subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation. The committed debt financing of $4,000,000, arranged by a member of the Company's board, for operating requirements and capital expansion is anticipated to close within the next ten business days.

With CPC's distribution agreements and professional marketing team in place it is well poised to address a significant market share in landscape and construction industries in Canada and the USA. CPC has also made inroads and contacts for its products in Europe and the Pacific Rim. From CPC's company owned rail siding and bulk loading facility in Quesnel, it has easy access to the Port of Prince Rupert and the Port of Vancouver. CPC has experience in shipping bulk by rail to its customer base. Through its distributor and its network of warehousing throughout Canada, CPC is presently shipping custom bagged product to its distribution centers in BC, Alberta, Saskatchewan, Manitoba and Ontario where they are then forwarded to retail and industrial outlets.

CPC is currently supplying a number of major landscape and construction projects in British Columbia and Alberta with its LavascapeTM and TephraliteTM products. CPC has been providing its unique products to the horticulture, agriculture, construction, landscape trades, and concrete block industry for 13 years.

Risks and Uncertainties

Crystal Graphite Corporation has developed high purity graphite that is primarily targeted to the high technology sector such as bi-polar plate manufacturing for the fuel cell industry. While all indicators are that this will be a significant industry, CGC has no control over when the graphite requirements will have reasonable growth.

Crystal Graphite has limited financial resources and no assurances sufficient funding will be available to conduct further development and marketing of its product.

Currency fluctuations may affect the cash flow that the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars. The company's costs are incurred in Canadian and U.S. currencies. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.